







BLUE GOLD WORKS INC.

WATER IS THE MOST PRECIOUS COMMODITY IN THE 21ST CENTURY

SOCIAL IMPACT AND FINANCIAL RETURNS

Clean Drinking Water (# of people served daily)
2,262,000
1,273,000

People served based on World Health Organizations recommendation of 2 liters per person per day.

Carbon Sequestered (metric tonnes)
200,000
100,000
50,000
210,852
190,242
133,169
63,414
25,366
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6

Carbon sequestered in Year 6 is the equivalent of removing 46,000 automobiles from the road.

A Moringa Oleifera tree sequesters .35 metric tonnes of CO_2 per year.

Profitability by Product Segment
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$-
Moringa Oil
Moringa Honey
Waterpreneur Kits
WaterWorks
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6

Profits in Year 6:

Moringa Oil
USD $12 million

Moringa Honey
USD $0.44 million

Waterpreneurs Kits
USD $1.9 million

WaterWorks
USD $7.5 million

No assurance can be given that the Company will be successful and as such, these returns are not guaranteed